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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- ~~33710~~ 44303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   JAMES HAROLD GOODE, JR.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   3008 LA VENTANA

                                           (No. and Street)

   SAN CLEMENTE, CA 92672

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                   3100462
   JAMES HAROLD GOODE, JR.   (949) ~~496-0707~~
                                                         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   CROUCH, RICHARD EDWARD

                    (Name — if individual, state last, first, middle name)

   20532 EL TORO ROAD, STE 305, mission viejo, ca 92692

   (Address)   (City)   (State)   Zip Code)

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 02 2004

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ____JAMES____H.____GOODE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____JAMES HAROLD GOODE_____, as of 12-31-____2003____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____NONE_____

_____

_____

VERN D. BOYER
COMM...1350301
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
My Term Exp. April 8, 2006

Signature

Title

Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

I N D E X

PAGE

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

27725 SANTA MARGARITA PARKWAY, SUITE 251
MISSION VIEJO, CALIFORNIA 92691
TELEPHONE (949) 951-1789 • FAX (949) 951-1791

James H. Goode, Jr.
3008 La Ventana
San Clemente, CA 92672

We have examined the balance sheet of James H. Goode, Jr. as of December 31, 2003 and the related statements of income and owner's equity and of changes in cash flows for the year then ended. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the aforementioned financial statements present fairly the financial position of James H. Goode, Jr. at December 31, 2003 and the results of operations and the changes in their financial position for the year then ended, in conformity with generally accepted accounting principles applied on a basis consistent with the preceding year.

RICHARD E. CROUCH, JR.
Certified Public Accountant

Mission Viejo, California
March 12, 2003

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets

    Cash in Bank $ 60,293

      Total Current Assets $ 60,293

Fixed Assets

Automobiles	$2,000	
Equipment	4,052	
	$6,052	
Less: Accumulated Depreciation	(6,052)	-0-

TOTAL ASSETS $ 60,293

LIABILITIES AND OWNER'S EQUITY

Current Liabilities

    Accounts Payable $ 1,000

      Total Current Liabilities $ 1,000

Owner's Equity

    Capital   59,293

TOTAL LIABILITIES AND OWNER'S EQUITY $ 60,293

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT   2

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

STATEMENT OF INCOME AND OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUE

Gain on Underwriting/Selling $4,373,724

OPERATING EXPENSES
    Commissions $3,699,403
    Professional Costs $ 995
    Rent   450
    Telephone   1,125
    Supplies   395
    Dues   250
    Publications   290
    Office Expense   795
    Accounting   995
    Sundry   150   (3,704,848)

NET INCOME $ 668,876

OWNER'S EQUITY, JANUARY 1, 2003   33,505

Capital Withdrawals   (643,088)

OWNER'S EQUITY, DECEMBER 31, 2003 $ 59,293

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

3

Richard E. Crouch, Jr.
CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities:		
Cash received from customers	$ 4,373,724	
Cash paid for occupancy expense	(600)	
Cash paid for communications	(1,125)	
Cash paid for overhead expense	(1,190)	
Cash paid for professional fees	(535)	
Cash paid for accounting	(995)	
Cash paid for commissions	(3,699,403)	
Net Increase from Operating Activities		$669,876
Cash Flows from Investing Activities		
Cash withdrawn by owner	(643,088)	
Net Decrease from Investing Activities		(643,088)
Net Increase in Cash and Cash Equivalents		$ 26,788
Cash and Cash Equivalents, January 1, 2003		33,505
Cash and Cash Equivalents, December 31, 2003		$ 60,293

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

4

JAMES HAROLD GOODE, JR.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

Reconciliation of Net Income to Net Cash Provided by Operating
   Activities:

Net Income	$ 668,876
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in Accounts Payable	1,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 669,876

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

SUMMARY OF ACCOUNTING POLICIES
DECEMBER 31, 2003

1. Nature of Business and Basis of Accounting

   The company is engaged primarily in dealing with Mutual Funds and
   private placements for individuals and has been from its inception
   in August, 1985.

2. Income Taxes and Investment Tax Credits

   The company is included in the federal and state income tax returns
   filed by James Goode as a sole proprietorship. No specific income
   tax is allocated to the company because the tax is dependent upon
   his return taken as a whole, of which the company is only a part.

   Investment tax credits attributable to the company are accounted
   for by the flow-through method which recognizes the credits as
   reductions of income tax expense in the year utilized.

3. Depreciation

   Fixed assets are depreciated on a straight-line basis over the
   useful life of the asset for book purposes.

4. Fixed Assets

	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Automobile	$2,000	$2,000	-0-
Equipment	4,052	4,052	-0-
	$6,052	$6,052	-0-

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

6

Richard E. Crouch, Jr.

CERTIFIED   PUBLIC   ACCOUNTANT

JAMES HAROLD GOODE, JR.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE A - NET CAPITAL REQUIREMENTS

THE COMPANY, AS A REGISTERED BROKER-DEALER IN
SECURITIES, IS SUBJECT TO THE SECURITIES AND
EXCHANGE COMMISSION UNIFORM NET CAPITAL RULE
(RULE 15c3-1). THIS RULE REQUIRES THE MAIN-
TENANCE OF A CERTAIN MINIMUM NET CAPITAL, AS
DEFINED, BUT NOT LESS THAN $5,000, AND A RATIO
OF AGGREGATE INDEBTEDNESS, AS DEFINED, TO NET
CAPITAL NOT EXCEEDING 15 TO 1. AT DECEMBER
31, 2003 THE COMPANY'S NET CAPITAL AND REQUIRED
NET CAPITAL WAS $59,293 AND $5,000 RESPECTIVELY,
AND ITS RATIO OF AGGREGATE INDEBTEDNESS TO NET
CAPITAL WAS APPRROXIMATELY 1 TO 59.

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

JAMES HAROLD GOODE, JR.

AUDITOR'S REPORT ON SUPPLEMENTAL INFORMATION

THE BASIC FINANCIAL STATEMENTS OF JAMES HAROLD GOODE, JR. FOR THE YEAR ENDED DECEMBER 31, 2003 AND OUR REPORT THEREON, ARE PRESENTED IN THE PRECEDING SECTION OF THIS REPORT. OUR EXAMINATION WAS MADE PRIMARILY FOR THE PURPOSE OF FORMULATING AN OVERALL OPINION ON THOSE FINANCIAL STATEMENTS. THE SUPPLEMENTAL STATEMENTS PRESENTED HEREINAFTER, ALTHOUGH NOT CONSIDERED NECESSARY FOR A FAIR PRESENTATION OF FINANCIAL POSITION AND RESULTS OF OPERATIONS, ARE PRESENTED AS SUPPLEMENTARY INFORMATION AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND HAVE BEEN SUBJECTED TO THE AUDIT PROCEDURES APPLIED IN THE EXAMINATION OF THE BASIC FINANCIAL STATEMENTS. IN OUR OPINION, THE SUPPLEMENTAL INFORMATION IS FAIRLY STATED IN ALL MATERIAL RESPECTS IN RELATION TO THE BASIC FINANCIAL STATEMENTS TAKEN AS A WHOLE AND IN CONFORMITY WITH THE RULES OF THE SECURITIES AND EXCHANGE COMMISSION.

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2003

Total Aggregate Indebtedness	$ 1,000
Total Owner's Equity	$ 59,293
Net Capital	$ 59,293
Minimum dollar net capital requirement	5,000
Net Capital Surplus	$ 54,293

Reconciliation pursuant to Rule 17a-5(d)4
    Net Capital as previously reported $103,013

    Decrease (increase) in non-allowable
        assets as a result of audit
        adjustments

    Additional commission expense   (43,720)

  Net Capital as Reported Herein $ 59,293

Aggregate indebtedness as previously reported $ 1,000

Aggregate indebtedness as reported herein $ 1,000

THE ACCOMPANYING NOTES ARE AN INTEGRAL
PART OF THIS FINANCIAL STATEMENT

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

JAMES HAROLD GOODE, JR.

RESERVE AND POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

THE COMPANY IS EXEMPT FROM THE RESERVE AND POSSESSION
OR CONTROL REQUIREMENT OF RULE 15c3-3 UNDER THE SECURITIES
EXCHANGE ACT OF 1934.

Richard E. Crouch, Jr.

CERTIFIED PUBLIC ACCOUNTANT

27725 SANTA MARGARITA PARKWAY, SUITE 251
MISSION VIEJO, CALIFORNIA 92691
TELEPHONE (949) 951-1789 • FAX (949) 951-1791

Board of Directors
James Harold Goode, Jr.

We have examined the financial statements of James Harold
Goode, Jr. for the year ended December 31, 2003 and have issued our
report thereon dated March 12, 2003. As part of our examination,
we made a study and evaluation of the system of internal
accounting control to the extent we considered necessary to
evaluate the system as required by generally accepted auditing
standards and Rule 17a-5 of the Securities and Exchange Commission.
This study and evaluation included the accounting system, the
practices and procedures followed by the Company (i) is making the
periodic computations of aggregate indebtedness and net capital
under Rule 17a-3(a)(11) and (ii) for determining compliance with
the exemptive provisions of Rule 15c3-3. We did not review the
practices and procedures followed by the Company (i) in making the
quarterly securities examinations, counts, verifications and the
recordation of differences required by Rule 17a-13 (ii) in
complying with the requirements for prompt payment for securities
of Section 4(c) of Regulation T of the Board of Governors of the
Federal Reserve system; and (iii) in obtaining and maintaining
physical possession or control of all fully paid and excess margin
securities of customers as required by Rule 15c3-3, because the
Company does not carry security accounts for customers or perform
custodial functions relating to customer securities. Rule 17a-5
states that the scope of the study and evaluation should be
sufficient to provide reasonable assurance that any material
weakness existing at the date of our examination would be
disclosed. The purposes of our study and evaluation were to
determine the nature, timing, and extent of the auditing procedures
necessary for expressing an opinion on the Company's financial
statements and to provide a basis for reporting material weaknesses
in internal accounting control under Rule 17a-5. Our study and
evaluation was more limited than would be necessary to express an
opinion on the system of internal accounting control taken as a
whole.

The management of James Harold Goode, Jr. is responsible for
establishing and maintaining a system of internal accounting
control. In fulfilling this responsibility, estimates and
judgements by management are required to assess the expected
benefits and related costs of control procedures. The objectives
of a system are to provide management with reasonable, but not
absolute, assurance that

assets are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accor- dance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of the inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection or any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of James Harold Goode, Jr. taken as a whole, or on the practices and procedures described in the first paragraph. However, (i) no facts come to our attention that the conditions for exemption from Rule 15c3-3 had not been complied with during the period and (ii) our study and evaluation disclosed the following conditions that we believe results is more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of James Harold Goode, Jr. may occur and not be detected within a timely period.

Effective internal control requires that the accounting system have checks and balances so that no transaction is handled in its entirety by a single individual. A limited number of personnel in your company precludes such control and, accordingly, until the growth of your company is sufficient to warrant the employment of additional personnel to effect the necessary segregation of duties and functions,, internal control will continue to be deficient in this respect. This condition was considered in determining the nature, timing and extent of audit tests applied in our examination of the December 31, 2003 financial statements and this report does no affect our report on these financial statements dated March 12, 2003.

This report is intended solely for the use of management, the Securities and Exchange Commission and other agencies which regulate the activities of securities brokers and dealers and should not be used for any other purposes.

RICHARD E. CROUCH, JR.
Certified Public Accountant

Mission Viejo, California
March 12, 2003